UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 1, 2008

President of the Comisión Nacional de Valores

D. Eduardo Hecker

S	/	D

Re: Empresa Distribuidora y
Comercializadora Norte Sociedad
Anónima (EDENOR S.A.)
(Distribution and Marketing
Company of the North S.A.) (the
“Company”). Weekly Report on
Repurchase of Company shares.

I have the pleasure of addressing you in compliance with article 3 of Chapter XXI of the Rules of the CNV, to provide you with our weekly report on our purchases of Company shares executed within the framework of our share repurchase program.

From November 24, 2008 to November 28, 2008, the Company purchased 4,496,000 shares of the Class B common stock of the Company with a par value of Ps. 1.00 (one peso) per share and with the right to 1 (one) vote each, as described in the following table:

Date	Number of shares	Average price paid per share	Maximum price paid per share	Minimum price paid per share	Total peso amount	Broker/Dealer
		(pesos)	(pesos)	(pesos)	(pesos)
11-24-2008	905,000	Ps. 0.640	Ps. 0.650	Ps. 0.633	Ps. 579,633.88	Macro Securities
11-25-2008	906,000	0.642	0.650	0.628	581,914.27	Raymond James
11-26-2008	905,000	0.645	0.654	0.630	583,403.72	Macro Securities
11-27-2008	890,000	0.667	0.678	0.660	593,629.38	Raymond James
11-28-2008	890,000	Ps. 0.705	Ps. 0.728	Ps. 0.677	627,149.18	Macro Securities
	4,496,000				Ps. 2,965,730

Please feel free to contact me with any questions or other matters you wish to discuss.

Sincerely,

María Belén Gabutti

Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)

2

Buenos Aires, December 1, 2008

Bolsa de Comercio de Buenos Aires

Re: EDENOR S.A. Weekly Report
on Repurchase of Company shares.

I am addressing this communication to the Bolsa de Comercio de Buenos Aires (BCBA) in my capacity as attorney-in-fact for Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) and in compliance with article 23 of the BCBA Listing Regulations, to provide you with our weekly report on our purchases of Company shares executed within the framework of our share repurchase program.

From November 24, 2008 to November 28, 2008, the Company purchased 4,496,000 shares of the Class B common stock of the Company with a par value of Ps. 1.00 (one peso) per share and with the right to 1 (one) vote each, as described in the following table:

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Registry of Stock Repurchases
Date	Number of shares	Average price paid per share	Maximum price paid per share	Minimum price paid per share	Total peso amount	Broker/Dealer
		(pesos)	(pesos)	(pesos)	(pesos)
11-24-2008	905,000	Ps. 0.640	Ps. 0.650	Ps. 0.633	Ps. 579,633.88	Macro Securities
11-25-2008	906,000	0.642	0.650	0.628	581,914.27	Raymond James
11-26-2008	905,000	0.645	0.654	0.630	583,403.72	Macro Securities
11-27-2008	890,000	0.667	0.678	0.660	593,629.38	Raymond James
11-28-2008	890,000	Ps. 0.705	Ps. 0.728	Ps. 0.677	627,149.18	Macro Securities
	4,496,000				Ps. 2,965,730

Please feel free to contact me with any questions or other matters you wish to discuss.

Sincerely,

María Belén Gabutti

Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: December 1, 2008